UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  June 21, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT




1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         June 21, 2006

3.       PRESS RELEASE

         The press release was released on June 21, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         June 27, 2006.

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                      June 21, 2006


   ROCHESTER RECEIVES ENVIRONMENTAL APPROVALS AND PERMITTTING FOR CONSTRUCTION
            OF MILL WITH 300 TONNE/DAY DESIGN CAPACITY AT MINA REAL

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD.
(TSXV: RCT; OTCBB: RCTFF and Frankfurt: R5I):

Mr. Douglas Good, President, is pleased to announce that environmental approval and permitting is now in place to commence site preparation and construction of a conventional cyanidation processing plant and related infrastructure at the Mina Real gold/silver property located in Nayarit State, Mexico (the "Mina Real Property"). The plant will have a design capacity of at least 300 tonnes/day with initial start-up capacity contemplated at 200 tonnes/day.

Rochester has earned an initial 20% interest in the Mina Real Property with the right to earn an additional 20% once funding provided reaches US$1.5 million. A further 11% can be earned on payment of US$900,000 in the form of option payments.

Construction cost of the processing facility is estimated at US$2.5 million with start-up scheduled for late October of 2006. In order to finance the construction of the mill and provide adequate working capital to fund operations, Rochester has agreed to provide additional funding to the joint venture of up to US$2.5 million in the form of a Participation Funding Facility. Under the terms of the agreement, Rochester will receive a Net Profits Interest in the project equal to 80% of the cash flow from commercial production until an amount equal to 125% of the Production Funding Facility has been earned. Rochester has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. The Board has relied on the work of management, an outside consultant and the project manager in Mexico, who has extensive experience in similar size projects from the construction and operational perspective.

Contract development mining at the Florida mine site has been ongoing since late April of this year at an estimated rate of 2,500 tonnes per month with the ore being stockpiled in preparation of the commencement of milling operations in late October. In addition to an estimated pre-production stockpile of approximately 12,000 tonnes, this exploration drift development work will extend management's knowledge of continuity and grade of the Florida vein structures a further 250+ metres to the North-West.

During May a 1,700+ metre extension of the mine access road was completed from the base of the Florida Mine site to the Tajos Cuates mineralized structure, which has the potential to be mined as a separate ore body. A 1,600 metre drill program is currently underway in this recently accessed section of the property to obtain a better understanding of the potential. The January 22, 2006 43-101 Report prepared by Victor Jaramillo, P. Geol. made the following comments on Tajos Cuates:

"A Vein system called Tajos Cuates south of the Florida Veins, has also been visited and sampled by the writer. One of the samples taken of the vein has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. It appears to be a large zone of secondary enrichment. It returned 2.77 g/t gold and 1,330 g/t silver."

The President of the Company's Mina Real joint venture, Dr. Alfredo Parra, discovered the property and has been responsible for progressing this exploration project to its current state of advanced development. Dr. Parra has an extensive background in exploration and mining in Mexico in roles ranging from Mine Superintendent to senior executive positions with major companies such as Kennecott and Penoles. He brings to this project extensive experience in the design, construction and management of a number of Mexican based mines ranging in capacity from 200 to 1,000 tonnes per day.

The Board of Rochester is extremely pleased with the significant progress that Dr. Parra and his team have made at the Mina Real property. It was the Company's objective to acquire an interest in a property which had near term production potential and the Mina Real project has exceeded all expectations.

ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                                   INVESTOR INFORMATION CONTACT:
-----------------------------
Douglas Good, President & CEO                               Douglas Good
                                                         Tel: (604) 484-6614
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.